INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	April 11, 2017

Invictus MD’s Acreage Pharms Begins Cultivation with
Commitment to Produce High Quality Cannabis

Vancouver, BC, April 11, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS) announces that Acreage Pharms Ltd. (“Acreage Pharms”) which Invictus MD has the option to now acquire 100 percent and expect to exercise in short order, begins their new cultivation cycle, having received their license to cultivate under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”), they are firmly committed to patient safety and the quality of their cannabis.

“Since being founded, we have established and emphasized a strict culture of regulatory compliance and have committed to enforcing a rigorous Quality Management Program and closely monitoring all our suppliers to ensure that any products used meet or exceed the minimum standards set to comply with Health Canada's regulations," said Trevor Dixon, Founder and CEO of Acreage Pharms. “Our best-in-class Quality Assurance and testing protocols, will give our future clients additional certainty regarding the purity and safety of the medical cannabis we produce. When we set out on this exciting new endeavour we planned on achieving the highest standards when it came to the cultivation and production of medical cannabis. As part of this, we made an important investment in our state-of-the-art, purpose built growth facility near Edson, Alberta, that enables us to produce medical cannabis that meets our exacting standards of quality, consistency, and safety.”

Dixon further stated, “additionally, to ensure product integrity through every step of the growing process, we will utilize fertilizer from Future Harvest Development Ltd. (“Future Harvest”), of which Invictus MD currently owns 82.5% , which significantly reduces the risk of unwanted chemicals that might be found in other fertilizers.” Chris Pearson, Chief Revenue Officer of Future Harvest commented that, “We’re committed to our customers’ quality outcomes. At Future Harvest we’re highly dedicated to consistently producing the highest quality nutrient formulations. This is achieved through our Standard Operating Procedures including closely monitoring and having regular detailed dialogues with our global supply partners to ensure product consistency, a five times cleaning protocol for all batch and formulation tanks, and an independent detailed analysis sample procedure.”

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

“We’re very proud that Acreage Pharm's management team has taken steps to implement quality assurance practices and operational controls at the very beginning in order to ensure operations are at a world class standard level,” stated Dan Kriznic, Chairman and CEO of Invictus MD. “We’re all steadfast in our commitment to lead with practices that meet or exceed the regulatory standard for safety and quality in the Canadian cannabis industry. We are Canada’s Cannabis Company™.”

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR including an investment in a fully licensed facility, AB Laboratories Inc. as well as the option to now acquire 100% of Acreage Pharms Ltd.; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, including the timing and completion of the definitive agreement with Acreage Pharms, the proposed exercise of the Option and acquisition of Acreage Pharms, the potential production capacity of the Property are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that the Company will be satisfied with its due diligence on Acreage Pharms, that the Company will obtain stock exchange and all other applicable regulatory approvals of the proposed Option, that the Company will raise sufficient funds to exercise the Option, that Acreage Pharms will abide by and pass all regulations and inspections required under the ACMPR and be issued a cultivation license and that Health Canada will approve the required facilities to meet the anticipated production capacity of the Property. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that the proposed exercise of the Option may not occur as planned; the timing and receipt of requisite approvals and failure of the Company to raise sufficient funds to exercise the Option; Acreage Pharms will not abide by and pass all regulations and inspections required to be issued a cultivation license under the ACMPR and Health Canada will not approve the required facilities to meet the anticipated production capacity of the Property. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

info@invictus-md.com www.invictus-md.com